DECKERS
— BRANDS —

Deckers has a strong and independent Board of Directors. Three new directors have joined since 2014, and a new, independent Chairman, John Gibbons, was selected effective September 1, 2017. Deckers urges you to reelect its nine highly qualified directors, each of whom is helping to drive Deckers' ongoing transformation.



In order to better inform you about the Board's qualifications and objectives, we invited Chairman Gibbons to provide his perspective on some key stockholder concerns.

For additional details about the Board, please visit www.votedeckers.com.

Can you discuss some of the strategic improvements currently taking place at Deckers?

Deckers has always been focused on our consumers, our brands, our products and our stockholders. The Board is constantly looking for ways to enhance stockholder value. For example, we recently completed an exhaustive review of strategic alternatives. Through this comprehensive review, we had the opportunity to take an even deeper look at all of our strategic objectives. **We are inspired and invigorated by where we landed.**

We are executing on a focused strategy to build our brands and drive improved profitability and stockholder value by evolving the organization and streamlining our cost structure. As we aggressively move forward with our $100 million operating profit improvement plan, we have taken a number of steps to improve Deckers' gross profit margins and reduce corporate overhead expenses, including consolidating our factory base, moving production to more cost-effective locations, optimizing our material usage, shrinking our retail footprint and reducing indirect expenses.

Additionally, Deckers is implementing a marketplace transformation and multi-brand strategy. We are focusing on elevating the consumer experience; leveraging the UGG brand's power while launching new products and categories such as UGG spring/summer and UGG Men's; growing the Hoka One One brand; and concentrating on expanding our international presence in Asia and Europe. As our multi-brand strategy transforms Deckers into a year-round business, it will also aid us in sourcing and overhead allocation.

Our plan is already resulting in solid operational improvements, and our recent quarterly results are a clear testament to that. For example, our spring/summer bookings were up 50% in the most recent quarter versus the same time last year, and we have seen Hoka's annual sales increase from under $10 million to over $100 million over the past three years. Deckers is committed to improving profitability and increasing value for our stockholders. At the same time, we are freeing up resources to reallocate to new areas of even greater opportunity.

How are you returning capital to stockholders?

Our profit improvements are helping us generate increased free cash flow. We are using much of that to repurchase our stock and accelerate growth in earnings per share. **We expect to repurchase $400 million of stock by year-end fiscal 2020, and are targeting completion of approximately $100 million of stock repurchases prior to the end of March 2018.** Repurchasing stock while continuing to improve our operating profit achieves two key objectives: it returns capital to all stockholders and it positions Deckers for sustainable long-term growth.

DECKERS
— B R A N D S —

What is Deckers' greatest challenge and how is the Board addressing that challenge?

Our biggest challenge is something that all of our competitors are facing as well. The retail and branded products industries are in the midst of a significant transformation. Consumers want to interact with our brands in new and different ways, and we have to meet our consumers on their terms—when, where and how they are shopping. As a result of the evolving retail environment, Deckers has enacted a number of bold, transformative changes to enable us to effectively compete—and win—in this rapidly changing environment.

The Board collectively has deep experience in the retail and branded products industries. Our directors understand the challenges, as well as the opportunities, to harness potential and realize value. Michael Devine's premium brand industry and omni-channel retail expertise gained at Coach, Talbots, Express and Sur La Table, Lauri Shanahan's more than 25 years of experience in the retail industry, James Quinn's experience overseeing retail sales in more than 50 countries at Tiffany and Karyn Barsa's executive experience at top retail companies have all played a crucial role in Deckers' ability to keep up with the ever-changing retail industry and our efforts to improve profitability.

How important is ecommerce to your strategy?

In today's environment, it is crucial. Deckers' goal is to meet our consumers at every point of contact. Our collective experience in ecommerce, apparel, premium brands and marketing helps us oversee our transformational strategy. Bonita Stewart, Nelson Chan and Dave Powers have vast operational, sales and marketing experience that allows them to offer unique perspectives to the Board regarding evaluating and monitoring Deckers' ecommerce initiatives. Additionally, James Quinn, Michael Devine and Lauri Shanahan have experience expanding premium brands globally across multi-channel, multi-brand enterprises from their time at Tiffany, Coach, and Gap, respectively. Finally, John Perenchio's experience with designing and implementing sales and marketing plans in the internet retail industry has played a vital role in shaping our ecommerce strategy.

What about directors with consumer experience?

We are fortunate that our CEO, Dave Powers, brings an extensive knowledge of global, direct-to-consumer operations and the wholesale business model from his former leadership role at Converse. Additionally, Karyn Barsa brings extensive knowledge of logistics, supply chain and distribution management, having been the CEO at both Coyuchi and Smith & Hawken, as well as the CFO and COO of Patagonia. Other directors that complement the consumer spectrum include Nelson Chan, who led the consumer business at SanDisk, a global multi-billion dollar company in high tech, and Bonita Stewart who possesses a deep knowledge of consumer-focused digital marketing strategy from her various marketing and communications leadership roles at IBM and DaimlerChrysler.

How do you envision global expansion for Deckers?

We continue to refine our international strategy and are focused on increasing our global brand awareness in key markets such as Germany and China. Our Board has a deep bench of international experience. Michael Devine and Lauri Shanahan were highly involved in the worldwide operations at Coach and Gap, respectively. In addition, Bonita Stewart has a wealth of experience from her leadership roles at Google, DaimlerChrysler and IBM, and James Quinn was essential in leading Tiffany's global expansion and establishing a presence throughout Asia. Over the past six years, we have added six new directors with extensive experience in retail, premier branding and technology. I would rank our Board's knowledge of our industry as best-in-class and far superior to the other slate. We support change for improvement, not just for change's sake.

For assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free, at (877) 750-0625.